SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __✓__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __✓__

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : May 29, 2002

By : ______________________________
Name : Hari Kartana
Title : President

INDOSAT

Ref. 506/GUI/HM.110/02

May 29th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Invitation of Indosat's 2002 Annual General Meeting

Dear Sir,

Please find attached the invitation of Indosat's 2002 Annual General Meeting, which is published on 3 local newspaper at May 29, 2002.

Thank you for your attention.

Sincerely yours,

INDOSAT PERSERO

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk

INVITATION TO THE SHAREHOLDERS ON THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ("AGM")

The Board of Executive Directors hereby invites the Shareholders of Perusahaan Perseroan (Persero) PT INDONESIAN SATELLITE CORPORATION Tbk abbreviated as PT INDOSAT (Persero) Tbk ("The Company") to attend the Annual General Meeting of Shareholders, which will be held on :

Date	:	Thursday, June 20, 2002
Time	:	09.00 a.m. (local time)
Venue	:	Auditorium Gedung Indosat 4th Floor Jl. Medan Merdeka Barat No. 21 Jakarta 10110

With the following agendas :

1. To approve the annual report and to ratify the financial statement of the Company for the financial year ended December 31, 2001 and thereby discharge the Board of Commissioners and Board of Executive Directors from their liabilities, to the extent that their actions are reflected in the financial statement of the Company for the financial year ended December 31, 2001.
2. To approve the allocation of net profit for the reserve fund, dividends and other purposes and to approve the determination of the amount, time and manner of payment of dividends for the financial year ended December 31, 2001.
3. To determine the bonus for the Company's Board of Executive Directors and Board of Commissioners for year 2001 and the remuneration for the Company's Board of Executive Directors and Board of Commissioners for year 2002.
4. To approve the appointment of public accountant for the financial year ended December 31, 2002.

Notes :

1. This announcement is intended as invitation. The Company will not submit or send any other invitation to the Shareholders.
2. Registration desk will open on Thusday, June 20, 2002 at 08.00 a.m. and closed at 08.45 a.m.
3. Shareholders who are entitled to attend the AGM are :
   a. for those whose shares have not been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company's Share Register as at 04.00 p.m. on May 28, 2002.
   b. for those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 04.00 p.m. on May 28, 2002.
4. Shareholders who are not able to attend the AGM could appoint an authorized representative by assigning the Power of Attorney, with the condition that member of the Board of Executive Directors, Board of Commissioners and employees of the Company are not allowed to act as an authorized representative for non-employee shareholders.
5. The Shareholders or their authorized representative who will attend the AGM should present a copy of his or her Personal Identification or other identifications (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, must also present written confirmation for AGM (KTUR) available from the custodian bank or securities company.
6. Form of the Power of Attorney can be obtained through the Corporate Communication Division, 2 nd floor Gedung Indosat, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from May 29,2002 up to June 12, 2002 during office hours.
7. The duly executed Power of Attorney should be received by the Board of Executive Directors through the Corporate Communication Division no later than June 18, 2002.
8. The Company Annual Report for the financial year ended December 31, 2001is available for inspection at the Corporate Communication Division starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Corporate Communication Division or could be accessed through internet with the following address : http://www.indosat.com.
9. The Shareholders or their authorized representatives who intend to attend the AGM, are kindly requested to notify the Corporate Communication Division through :

   telephone no. (021) 386 9735 & (021) 386 9790
   fax no. (021) 386 4673 & (021) 380 4045.
10. The Shareholders or their authorized representatives are kindly requested to present 30 (thirty) minutes prior to the AGM.

Jakarta, May 29, 2002
PT INDOSAT (Persero) Tbk
The Board of Executive Directors